RECEIVED

2004 OCT -6 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

October 5, 2004

04045374

SUPPL

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Report as to Acquisition of its own Shares by the Company; and
- Notice of Financial Forecast Modifications

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosures

10/6

October 1, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of September 30, 2004

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 27, 2004)		3,600,000	42,912,000,000
Date of acquisition	September 2	3,600,000	42,912,000,000
Total	-	3,600,000	42,912,000,000
Acquired own shares (cumulative basis)		3,600,000	42,912,000,000
Acquisition in progress (%)		100.0	100.0

2. Processing state

Not applicable

3. Share holdings

As of September 30, 2004

	Number of Shares
Shares outstanding	141,669,000
Treasury shares	11,550,800

File No.: 82-2544

To whom it may concern

October 4, 2004

Company name: Nintendo Co., Ltd.
Representative: Satoru Iwata
President
Contact: Yoshihiro Mori
Sr. Managing Director & GM
Corporate Analysis &
Administration Division

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify the financial forecast with respect to fiscal year ending March 31, 2005 that we made on May 27, 2004 as follows:

1. Modifications of consolidated semi-annual financial forecast (April 1 - September 30, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	200,000	40,000	25,000
Modified Forecast(B)	185,000	78,000	46,000
Net Increase/Decrease(B-A)	- 15,000	38,000	21,000
Percentage of Increase/Decrease (%)	- 7.5	95.0	84.0
Actual Result of the Six Months Ended in September 2003	211,382	- 5,849	- 2,885

2. Modifications of non-consolidated semi-annual financial forecast (April 1 - September 30, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	180,000	35,000	21,000
Modified Forecast(B)	180,000	88,000	53,000
Net Increase/Decrease(B-A)	-	53,000	32,000
Percentage of Increase/Decrease (%)	-	151.4	152.4
Actual Result of the Six Months Ended in September 2003	172,891	- 5,291	- 2,922

3. Modifications of consolidated annual financial forecast (April 1, 2004 - March 31, 2005)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	530,000	110,000	70,000
Modified Forecast(B)	530,000	140,000	84,000
Net Increase/Decrease(B-A)	-	30,000	14,000
Percentage of Increase/Decrease (%)	-	27.3	20.0
Actual Result for the Fiscal Year Ended in March 2004	514,805	50,140	33,194

Note: Forecast of earnings per share (full-year): 637.09 yen

4. Modifications of non-consolidated annual financial forecast (April 1, 2004 - March 31, 2005)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	430,000	90,000	54,000
Modified Forecast(B)	430,000	120,000	72,000
Net Increase/Decrease(B-A)	-	30,000	18,000
Percentage of Increase/Decrease (%)	-	33.3	33.3
Actual Result for the Fiscal Year Ended in March 2004	360,961	31,694	16,020

Note: Forecast of earnings per share (full-year): 545.89 yen

5. Reason

Because yen value depreciated in more than anticipated scale, foreign exchange gain was approximately 36 billion yen. As a result, recurring profit and net profit for the semi-annual period through September 2004 are expected to be higher than the previous forecast.

Applicable exchange rates as at September 30, 2004 were 111.05 yen/US$1 and 137.04 yen/1 euro.

In addition to the modification of semi-annual period forecast, assumption of exchange rates at year-end was adjusted to 110.00 yen/US$1 and 135.00 yen/1euro. As a result, the full-year forecast is now modified as described above.

Note to the forecast:

Forecast shown on this sheet was prepared based on the information available at present, however, the actual result may vary because of the risks and uncertain elements involved.